UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2020

Commission File Number: 001 - 36130

voxeljet AG

(Exact Name of Registrant as Specified in Its Charter)

Paul-Lenz-Straße 1a

86316 Friedberg

Germany

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Other Events

On August 18, 2020, voxeljet AG (the “Company”) provided written notice to the New York Stock Exchange (“NYSE”) of its intention to voluntarily transfer the listing of its American Depositary Shares (“ADSs”) from the NYSE to the NASDAQ Capital Market (“NASDAQ”). NASDAQ has authorized the listing of the Company’s ADSs on the NASDAQ Capital Market. The Company’s ADSs are expected to cease trading on the NYSE at market close on August 28, 2020 and begin trading as a NASDAQ-listed security at market open on August 31, 2020 under the Company’s current ticker symbol “VJET.”

A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Exhibits

99.1	voxeljet AG Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

voxeljet AG
By:	/s/ Rudolf Franz
	Name:	Rudolf Franz
	Title:	Chief Financial Officer

Date: August 18, 2020